UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Voxware, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

92906L105
(CUSIP Number)

Ross T. Martinson
Edison Venture Fund
1009 Lenox Drive #4
Lawrenceville, New Jersey 08648
(609) 896-1900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages) (Page 1 of 11 Pages)

CUSIP No. 92906L105	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON
Edison Venture Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware Limited Partnership
NUMBER OF	7	SOLE VOTING POWER
SHARES		0 shares
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,800,544 shares
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0 shares
PERSON	10	SHARED DISPOSITIVE POWER
WITH		3,800,544 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,800,544 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 92906L105	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON
Edison Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware Limited Partnership
NUMBER OF	7	SOLE VOTING POWER
SHARES		0 shares
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,800,544 shares
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0 shares
PERSON	10	SHARED DISPOSITIVE POWER
WITH		3,800,544 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,800,544 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 92906L105	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON
Joseph A. Allegra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen
NUMBER OF	7	SOLE VOTING POWER
SHARES		10,625 shares
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,800,544 shares
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		10,625 shares
PERSON	10	SHARED DISPOSITIVE POWER
WITH		3,800,544 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,811,169 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 92906L105	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON
Gary P. Golding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen
NUMBER OF	7	SOLE VOTING POWER
SHARES		0 shares
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,800,544 shares
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0 shares
PERSON	10	SHARED DISPOSITIVE POWER
WITH		3,800,544 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,800,544 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 92906L105	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON
John H. Martinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen
NUMBER OF	7	SOLE VOTING POWER
SHARES		0 shares
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,800,544 shares
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0 shares
PERSON	10	SHARED DISPOSITIVE POWER
WITH		3,800,544 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,800,544 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 92906L105	SCHEDULE 13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON
Ross T. Martinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen
NUMBER OF	7	SOLE VOTING POWER
SHARES		0 shares
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,800,544 shares
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0 shares
PERSON	10	SHARED DISPOSITIVE POWER
WITH		3,800,544 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,800,544 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

EXPLANATORY NOTE

       This Amendment No. 5 amends the Statement on Schedule 13D filed on August 30, 2005, by and on behalf of Edison V (the "Statement"), with respect to the beneficial ownership of common stock, par value $0.001 per share, of the Issuer. This Statement, as amended by this Amendment No. 5, is referred to herein as "Schedule 13D." This Schedule 13D is being filed to report the following:

       Pursuant to the Securities Purchase Agreement, dated as of June 29, 2009, by and among the Issuer, Edison V and the investors (the "Investors") listed on the signature pages thereto (the "Purchase Agreement"), Edison V purchased 285,714 shares (the "Edison Shares") of Common Stock from the Issuer in a private placement transaction for a purchase price of $1.75 per share and a warrant to purchase 28,571 shares of Common Stock from the issuer with an exercise price of $2.50 per share (“Common Stock Warrant Shares”). The working capital of Edison V was the source of the funds for the purchase. No part of the purchase price paid by Edison V was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Edison Shares or the Common Stock Warrant Shares.

       Capitalized terms used and not defined herein have the meanings set forth in the Statement. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction.

       Edison V acquired the Common Stock for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Edison V may dispose of or acquire additional shares of Common Stock of the Issuer. Joseph A. Allegra is the Chairman of the Board of Directors of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

       (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (e) Any material change in the present capitalization or dividend policy of the Issuer;

       (f) Any other material change in the Issuer's business or corporate structure;

       (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

       (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

       (a) Edison V is the record owner of 2,999,156 shares of the Issuer’s Common Stock. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the shares of Issuer Common Stock owned by Edison V. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the shares of Issuer Common Stock owned by Edison V.

       Edison V holds warrants to purchase 801,388 shares of Common Stock. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Common Stock Warrant Shares. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Common Stock Warrant Shares.

       Each of Edison V, Edison Partners V and the Edison General Partners, with the exception of Joseph A. Allegra who may be deemed to beneficially own 51.7% of the Common Stock of the Issuer, may be deemed to own beneficially 51.6% of the Common Stock of the Issuer, which percentage is calculated based upon 6,564,706 shares of Common Stock reported to be outstanding by the Issuer as of April 30, 2009, as adjusted pursuant to Rule 13d-3(d)(1). Each of the Reporting Persons, except Edison V, disclaims beneficial ownership of the shares of Issuer Common Stock owned by Edison V and the Edison Common Stock Warrant Shares.

       (b) Regarding the number of shares as to which such person has:

       (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person except Joseph A. Allegra who has been issued options to purchase 10,625 shares of Common Stock of Issuer exercisable within 60 days from the date of this Schedule 13D.

       (ii) shared power to vote or to direct the vote: 3,800,544 shares for each Reporting Person.

       (iii) sole power to dispose or to direct the disposition: 0 shares for each Reporting Person except Joseph A. Allegra who has been issued options to purchase 10,625 shares of Common Stock of Issuer exercisable within 60 days from the date of this Schedule 13D.

       (iv) shared power to dispose or to direct the disposition: 3,800,544 shares for each Reporting Person.

       (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Issuer Common Stock or Common Stock Warrant Shares during the last 60 days.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Issuer Common Stock or Common Stock Warrant Shares beneficially owned by any of the Reporting Persons.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       On June 30, 2009, the Issuer announced that it entered into the Securities Purchase Agreement with certain accredited investors in connection with a private placement of the Issuer's Common Stock. Pursuant to the Securities Purchase Agreement, the Issuer has issued and sold an aggregate of 1,428,571 shares of Common Stock at a purchase price of $1.75 per share and warrants to purchase up to 142,857 shares of Common Stock for aggregate gross proceeds to the Issuer of approximately $2.5 million.

       The securities sold in that private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

       A copy of the Securities Purchase Agreement, with a form of Warrant attached thereto, is filed herewith as an exhibit, and is incorporated herein by reference. The foregoing description of the issuance of Common Stock by the Issuer is qualified in its entirety by reference to such exhibit.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit IV	Securities Purchase Agreement, dated as of June 29, 2009, by and among Voxware, Inc. and the Investors listed on the signature pages thereto incorporated by reference to Exhibit 10.1 to Voxware’s Current Report on Form 8-K filed July 1, 2009.

SIGNATURE

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2009		EDISON VENTURE FUND V, L.P.
	By:	EDISON PARTNERS V, L.P.
General Partner

	By:	*
Name: Joseph A. Allegra
Title: General Partner

Dated: July 6, 2009		EDISON PARTNERS V, L.P.

	By:	*
Name: Joseph A. Allegra
Title: General Partner

Dated: July 6, 2009		*
Joseph A. Allegra

Dated: July 6, 2009		*
Gary P. Golding

Dated: July 6, 2009		/s/ Ross T. Martinson
Ross T. Martinson
As attorney in fact

Dated: July 6, 2009		*
John H. Martinson

*This Schedule 13D was executed by Ross T. Martinson pursuant to a Power of Attorney date July 7, 2003, incorporated by reference to Exhibit IV to Edison Venture Fund V, L.P.’s Schedule 13D filed July 7, 2003.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)